EXHIBIT 99.4


                       BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23       A Publicly Listed Company       NIRE. 35300010230



                        MEETING OF THE BOARD OF DIRECTORS
                                  OF MAY 2 2005


              On May 2 2005, at 3:00 p.m., with the legal quorum present, the Board of Directors of BANCO ITAU HOLDING FINANCEIRA S.A. met at the company's head office, under the chairmanship of Dr. Olavo Egydio Setubal, unanimously deciding "ad referendum" of the General Meeting, to increase the interest on capital monthly paid by 23.5% (to R$ 0.17 from R$ 0.21 per share), as an integral part of the mandatory dividend, from July 1st 2005 onwards, having the stockholding position on May 31 2005, less 15% income tax at source, resulting in net interest of R$ 0.1785 per share, except stockholders demonstrating immunity or exemption from such tax.

              There being no further items on the agenda, the meeting was declared closed and the present minutes were transcribed, read, approved and signed by all those present. Sao Paulo-SP, May 2 2005. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Carlos da Camara Pestana, Jose Vilarasau Salat, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Directors.



                                           ALFREDO EGYDIO SETUBAL
                                         Investor Relations Officer